China Holdings Acquisition Corp.
33 Riverside Avenue, 5th Floor
Westport, CT 06880

November 13, 2007

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0102

Re:	China Holdings Acquisition Corp.
Registration Statement on Form S-1
File No. 333-145085

Ladies and Gentlemen:

     China Holdings Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 1:00 p.m., Eastern time, on Thursday, November 15, 2007, or as soon thereafter as practicable.

     The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
China Holdings Acquisition Corp.

By: /s/ Paul Kelly
Name: Paul K. Kelly
Title: Chief Executive Officer